UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ArcLight Clean Transition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

G04561 109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04561 109

1.	Names of Reporting Persons ArcLight CTC Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 6,797,500 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,797,500 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,797,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6% (1)(2)
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,797,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,797,500 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,797,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248625).

(2)	Based on 27,750,000 Class A ordinary shares, $0.0001 par value, and 6,937,500 Class B ordinary shares, $0.0001 par value, issued and outstanding as of November 11, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020 and assuming the conversion of all the shares of Class B ordinary shares held by ArcLight CTC Holdings, L.P.

Item 1(a).	Name of Issuer ArcLight Clean Transition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices 200 Clarendon Street, 55th Floor, Boston, MA 02116

Item 2(a).	Names of Persons Filing (i) ArcLight CTC Holdings, L.P. (ii) Daniel R. Revers

Item 2(b).	Address of the Principal Business Office, or if none, Residence: The address of each reporting person is 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Item 2(c).	Citizenship ArcLight CTC Holdings, L.P. is a limited partnership organized under the laws of the State of Delaware. Daniel R. Revers is a citizen of the United States.

Item 2(d).	Title of Class of Securities Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number G04561 109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) an investment company registered under Section 8 of the Investment Company Act.

☐	(e) a person registered as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k) a group, in accordance with Rule 13d-1(b)(1)(ii)(K).

☒	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Person may be deemed to beneficially own 6,797,500 shares of the Issuer’s Class B ordinary shares, representing 19.6% of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248625).

Daniel R. Revers controls ArcLight CTC Holdings, L.P., and as such has voting and investment discretion with respect to the securities held by ArcLight CTC Holdings, L.P. and may be deemed to have beneficial ownership of the securities held directly by ArcLight CTC Holdings, L.P.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.

Identification and Classification of Members of the Group

The reporting persons may be deemed to be a group but expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ArcLight CTC Holdings, L.P.
DATE: February 16, 2021
By: ACTC Holdings GP, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager

/s/ Daniel R. Revers
Daniel R. Revers

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.0001 par value per share, of ArcLight Clean Transition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2021.

ArcLight CTC Holdings, L.P.
DATE: February 16, 2021
By: ACTC Holdings GP, LLC, its General Partner

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Member

By: ACH GP, LLC, its General Partner

By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager

/s/ Daniel R. Revers
Daniel R. Revers